UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

AIXTRON SE

(Name of Subject Company)

AIXTRON SE

(Name of Person(s) Filing Statement)

Ordinary Shares, no-par value registered share

American Depositary Shares, each representing one Ordinary Share

(Title of Class of Securities)

D0257Y135 (Ordinary Shares)

009606104 (American Depositary Shares)

(CUSIP Number of Class of Securities)

Martin Goetzeler

AIXTRON SE

Dornkaulstr. 2

52134 Herzogenrath,

Federal Republic of Germany

+49 2407 9030-113
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

With copies to:

Markus Hauptmann Tobias A. Heinrich White & Case LLP Bockenheimer Landstraße 20 60323 Frankfurt am Main Federal Republic of Germany +49 69 29994 0	Chang-Do Gong White & Case LLP 1155 Avenue of the Americas New York, NY 10036-2787 +1 212 819 8200

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (the “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by AIXTRON SE (“AIXTRON”), with the Securities and Exchange Commission on August 11, 2016, relating to the voluntary takeover offer (the “Takeover Offer”) by Grand Chip Investment GmbH, a limited liability company organized under the laws of Germany and registered with the commercial register of the local court of Frankfurt am Main under HRB 104996 (the “Bidder”), to purchase all no-par value registered shares (the “AIXTRON Shares”) in AIXTRON, including the AIXTRON Shares represented by American Depositary Shares, pursuant to a Business Combination Agreement, dated as of May 23, 2016, among AIXTRON, AIXTRON China Ltd., the Bidder, Fujian Grand Chip Investment Fund LP, the Bidder’s indirect parent company (“FGC”), and Mr. Zhendong Liu, FGC’s Managing Partner.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 8.   Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following information:

“AIXTRON has been informed by the Bidder that, by letter dated September 8, 2016 (and received on September 12, 2016), the German Federal Ministry of Economic Affairs and Energy (Bundesministerium für Wirtschaft und Energie) issued a clearance certificate (Unbedenklichkeitsbescheinigung) pursuant to the provisions of the German Foreign Trade Act (Außenwirtschaftsgesetz) and German Foreign Trade Ordinance (Außenwirtschaftsverordnung) with respect to the Takeover Offer.  The Bidder has advised AIXTRON that, by reason of the Bidder’s receipt of this letter, the condition precedent to the Takeover Offer set forth in Section 4.2.2(i) of the offer document published by the Bidder on July 29, 2016 (the “Offer Document”) has been satisfied.  The Takeover Offer continues to be subject to other conditions set forth in the Offer Document.”

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SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

AIXTRON SE

By:	/s/ MARTIN GOETZELER

Name: Martin Goetzeler

Title: President and CEO

By:	/s/ DR. BERND SCHULTE

Name: Dr. Bernd Schulte

Title: Executive Vice President and COO

Dated: 15 September 2016

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